                                                                       EXHIBIT 1
                                                                       ---------



GRUPO MEXICANO DE DESARROLLO
REPORT OF FINANCIAL RESULTS
FOR THE THIRD QUARTER OF 2003

Mexico City, October 27, 2003 -- Grupo Mexicano de Desarrollo S.A. (GMD), a construction company founded in 1975, with over 400 projects in the sector, announced its financial results for the third quarter ended September 30, 2003.

HIGHLIGHTS

o In recent days, GMD closed its acquisition of 33% of the trust interests, owned by Promotora Turistica del Estado de Guerrero (Protur), in the Grupo Diamante Trust. With this transaction, GMD owns over 90% of the interests in this trust which is the owner of 96 hectares in the Punta Diamante peninsula located in the city of Acapulco.

o The company continues to reduce its corporate debt. As of the end of this quarter, a 41.5% reduction in corporate debt was achieved compared to the same period last year.

o    At September 30, 2003, net income was Ps27.4 (US$2.5) million.

o On October 21, one of GMD's subsidiaries, Servicios Urbanos de Puebla, S.A. de C.V., signed a 15 year concession won in a public bid, with the municipality of Merida Yucatan, for the collection of waste in the eastern sector of the Merida Yucatan municipality, as well as the operation of a solid waste treatment plant.

RESULTS OF OPERATION

In the third quarter of 2003, revenues reflected an apparent decline of 24.5% compared with the same quarter in 2002, due to the 2002 figures including the financial consolidation of the subsidiaries Cooper T. Smith, S.A. de C.V. and Servicios Urbanos de Puebla, S.A. de C.V., for a period of nine months since at the beginning of such quarter the consolidation of the investment in the subsidiaries was initiated. If the same accounting policies were followed in both quarters, income in 2003 would have been greater than 9% or Ps. 17 million (US$1.6 million).

Costs of sales represented 56.1% of revenues compared with 37.8% for the same period last year due to lower margins in the construction sector due to competition.

In the third quarter of 2003, operating profits were Ps19.8 (US$1.8) million, compared to operating profits of Ps20.6 (US$1.9) million for the same period in 2002.

In the third quarter of 2003, net loss was Ps22.6 (US$ 2.1) million, compared with a net loss of Ps29.2 (US$2.7) million for the same period in 2002. The difference is a result of losses in the results of GMD's subsidiaries.

For the nine months ended September 30, 2003, revenues were Ps583.2 (US$54.2) million, a 24.8% increase over the same period of 2002, mainly due to revenues received for work performed on the El Cambio bridge in Mexico State and administrative services charged to third parties. Costs of sales represented 52.9% of revenues compared with 43.6% in the same period last year. Operating profits were equal to 7.0% of revenues in 2003, which compares unfavorably to 15.2% in 2002. The differences in costs of sales and operating profits are due to lower margins in the construction sector.

Operating costs, during the first nine months of 2003, represented 40% of revenues while in 2002 they represented 45%. This result is due to the implementation of the Company's cost cutting policies.

The integral cost of financing was Ps76.1 (US$7.1) million and Ps146.8 (US$13.6) million in 2003 and 2002, respectively. The difference is due to the cancellation of reserves which were not utilized, a drop in interest rates and foreign exchange rate movements in each year.

GMD had net income of Ps27.4 (US$2.5) million compared to a net loss of Ps31.3 (US$2.9) million for the prior year. The 2003 results reflect the effects of the events described in the preceding paragraphs and an increase in GMD's participation in the income of its subsidiaries.

FINANCIAL SITUATION

At a September 30, 2003, dollar denominated short term debt was Ps478.9 (US$44.5) million, peso denominated short term debt was Ps88.7 (US$8.2) million, dollar denominated long term debt was Ps7.3 (US$0.7) million and peso denominated long term debt was Ps8.4 (US$0.8) million. Of the dollar denominated short term debt Ps323.9 (US$ 30.1) million is attributable to the subsidiary Desarrollos Hidraulicos de Cancun, S.A. de C.V. which is the process of being restructured on a peso denominated long term basis. Management expects to conclude the negotiations and refinance this debt in the next few months.

On September 11, 2003, the Company paid off the debt with Banco Invex, S.A., in an amount of Ps55.1 million through the foreclosure of immovable property, principally land, that guaranteed the debt and which were owned by two subsidiaries. This transaction resulted in a Ps62.5 million loss, the majority of which was recorded in the results of prior fiscal years as it related to transactions wrongly recorded in 2001, the date when such debt was recognized.

GMD and its subsidiaries are currently in compliance with the obligations derived from its short and long term debt and management does not foresee any problems to continue complying with the payment of interest and capital in accordance with the respective contract terms.

GMD will present before October 31 a petition before the tax authorities to offset its tax liability as of September 30, 2003 and which amounted to Ps221.0 million, with favorable tax amounts for a similar amount. The remainder, if any, shall be paid once the petition is approved. Management believes this transaction will be finalized at the beginning of 2004.

BACKLOG

On September 30, 2003, the backlog amounted to Ps8,849.3 (US$822.0) millions, 0.92% above what had been reported at the same time period as the previous year. It includes projects mainly in: concessioned roads, mass transportation and water services. Nevertheless, during this year's last quarter, we will complete an analysis of the backlog and make the necessary adjustments.

STOCK PRICE INFORMATION

On October 7, a press release was issued informing investors of the acquisition of 33% of the interests of the Grupo Diamante Trust by GMD.

After the release of this announcement, the share price has risen from Ps 1.80 on October 7 to Ps 3.25 to the present, representing an increase of 80.6%. Various articles have been issued indicating that this variation is due to market conditions.

OPERATION OF STRATEGIC PROJECTS

Atizapan-Venta de Carpio Toll Road and Huehuetoca and Ecatepec Branches
-----------------------------------------------------------------------

As it has been reported, negotiations with the Mexico State government have been completed for the amendment of the concession, after an interest payment of Ps11.7 million on September 24. According to management, Ps5.8 million remains to be paid, which is to be received in the next few days.

Punta Diamante Tourist Development
----------------------------------

Located south of Acapulco, Guerrero, this development consists of the construction of a 130 pier marina, a golf course and various hotels, one-family units and condominiums.

In past days, GMD closed its acquisition of 33% of the interests in the Grupo Diamante Trust from Promotora Turistica del Estado de Guerrero (PROTUR), and some land necessary for the completion of this project. With this acquisition, GMD is the owner of 90% of the rights over 96 acres of land which form the corpus of this Trust and which is located in the peninsula known as Punta Diamante. The amount of this operation totaled US$19 million, which will be paid over in a time period of 21 months, according to a time frame set forth by the parties.

The first zone being developed is "El Remanso", in which we continue the infrastructure construction for drinking water, sewage and irrigation services. As of September 30, eight lots have already been sold. Projects are being elaborated focusing the marketing of residential villas. The construction of this project will begin towards the end of the current year. On October 20, a portion of lots 2 and 4 was sold - a total of 72,500 square meters. The selling price was US$8.65 per square meter and the transaction will be closed at the beginning of the month of December.

The hydrodynamic study being conducted which forms part of the environmental impact study, necessary for this development of the marina, will be completed in the month of November, in the hope that it will be approved before the end of the year.

Punta Diamante Toll Road
------------------------

This road connects the Autopista del Sol road with the area called Acapulco Diamante, in the Guerrero State.

There was a 6.3% car traffic volume increase as of September 30 in comparison with the same period last year, and revenues increased 11.1% in nominal terms and 6.8% in real terms as of such date.

GMD continues to take the necessary steps to securitize the revenue collection rights from this project. The executive branch of the Guerrero State shall present before the state's legislature a request to extend the concession's term for an additional 20 years.

In the event the request for extension is approved, the securitization above-mentioned is expected to be implemented during the first quarter of 2004 which will pay off the loan granted by Banobras to this project, which loan has already been renegotiated and approved by the banks board.

In recent days, a Certification firm completed its audit and certified this project under norm ISO-9001.

Petacalco Coal Terminal
-----------------------

During the third quarter of 2003, 14 vessels have unloaded at the terminal (a total of 89 boats have unloaded since the beginning of activities in May 1999). The period June to September 2003 has seen the largest volume of offloading and number of vessels since operation of the terminal began.

In May 2003, a collective bargain agreement was entered into with the Mexican Electric Sector Workers Union (Sindicato Unico de Trabajadores Electricistas de la Republica Mexicana - SUTERM) for the term 2003-2005, which was duly registered before the Mexican Conciliation and Arbitration Federal Committee of the Ministry of Work and Social Security.

Both the operation and collection of receivables under this project are proceeding in a timely manner.

Fees paid to GMD from this project will be used in part to pay a loan from a controlling shareholder.

Desarrollos Hidraulicos de Cancun, S.A. de C.V. (DHC)
-----------------------------------------------------

Since this concessioned project began operations in January 1994, Aguakan, the operator of the project, has achieved important improvements in its level of coverage and efficiency. One hundred percent of the population of the localities of Benito Juarez and Isla Mujeres currently have drinking water.

In April 2003, indebtedness owed by DHC to financial institutions became due and was refinanced through a loan from our controlling shareholders in an amount of US$28.5 million. Management is undertaking efforts to refinance this debt with local credit institutions through a long term peso denominated loan. This is expected to occur prior to the maturity of the current loan on April 30 2004.

The financial results of this project for the period from January to September 2003, in comparison to the same period of 2002, were as follows:

o Water sales were 1.4% greater than the forecast, and revenues by sewage system increased 2.7%.

o Total net sales for the first nine months amounted to Ps295.6 (US$27.5) million , or 5.9% greater than total net sales for the first nine months of 2002.

o Revenues from payments of connection rights, which are charged by DHC starting in 2002, were Ps25.1 (US$2.3) million. It is worth mentioning that such revenues are used exclusively to provide for the infrastructure.

o At the end of August, a Ps14.8 (US$1.4) million income tax refund was received from the tax authorities (Servicio de Administracion Tributaria
     (SAT)).

o With respect to costs, these were similar to those of last year except for electric energy, which had a 25.3% increase, due to an increase in electric power prices. It is worth mentioning that electric power costs represent 23.0% of DHC operational costs, but notwithstanding that the latter was 5.4% less than the forecast as a result of savings obtained from other items.

o As a result of the foregoing, DHC had a net profit of Ps26.2 (US$2.4) million, greater than forecasted and as compared to the prior year.

The project is operating under normal conditions and has been originating the required cash flow to cover operating costs and to service its debt in a timely manner.

Altamira Port Terminal
----------------------

The forecast for 2003 is to handle 1.9 million tons, or 15% more than 2002. During the first nine months of 2003 it handled 1,500,000 tons, or 23% more than during the same period of 2002 and 10% more than the forecasted amount.

With the beginning of operations of a third crane, the Terminal has handled up to 22,000 tons daily, which considerably reduced the docking time of ships and the costs of operation.

The terms of the loan from Bancomext with a remaining balance of US$ 1.7 million have been duly complied with.

In June 2003, an amendment to the Partial Rights Assignment Agreement was entered into with the Altamira, Tamaulipas Port Authority (Administration Portuaria Integral - API). Such agreement lays down the conditions and characteristics for the relocation of the Terminal, which would be done in two steps. In the first step, a second docking station will be built starting January 2004 and start operating during that year's fourth quarter. The second step would be implemented between 2005 and 2006. The approximate investment estimated for the construction of this new terminal is US$9 million, which does not include the dregging portion that will be conducted by API.

A German bank is considering lending up to US$10 million, which will be used in the new terminal and to prepay an outstanding debt owed to Bancomext, which amounts to US$1.7 million as of this date. Due to the advance stage of negotiations, credit approval is expected in the next few months.

ECOSYS I and ECOSYS II
----------------------

Residual water treatment plants in the northern and eastern sections of the city of Toluca, state of Mexico. GMD has a 50% ownership. The project is operating since November 1994. Altogether, the plants have a projected capacity to treat 2,250 liters of water per second.

The payment of the obligations of the CPOs issued by this project at a real rate of 10% have been paid in a timely manner from its cash flows and, likewise, the coverage ratios set forth in the placement agreement have been duly met.

At the closing of the third quarter, there is a reported delay in the payments from the Mexico State government to this project. Negotiations with the relevant authorities indicate that these debts will be made on a short term basis.

It is expected in the next few months, to obtain additional resources through a financial transaction covering the rights of payment for the remaining term of this concession or other similar transaction. Negotiations with the concession authorities and the financial institutions are in their final stage and it is possible that they may be concluded by the end of this year. These transactions are subject to the approval of the conditional credit line which supports this project.

Servicios Urbanos de Puebla, S.A. de C.V. (SUPSA)
-------------------------------------------------

PUEBLA

Concession granted by the municipality of Puebla for garbage collection in the eastern section of the city. Operation has been normal, and it is generating enough operating and debt servicing cash flows.

As a result of Puebla's decision to extend containerized residential garbage collection services to the entire city, a third amendment to the concession agreement was entered into last April 25 which authorizes this type of service. This results in benefits to GMD for it reduces vehicular stoppage and operating costs. During the month of July, residential containers started to be installed amounting to 1,168 as of this date, or 83.3% of the target number for 2003.

The following financial results were reported:

During the period from January to September 2003, 183,900 tons were collected, expenses totaled Ps42.0 (US$3.9) million and revenues amounted to Ps45.3 (US$4.2) million.

YUCATAN

Last October 21, a concession agreement was entered into for garbage collection and transport in the eastern section of the city of Merida, state of Yucatan, as well as for the operation of a garbage sorting out plant for a term of 15 years. The following are the most important aspects of this concession:

o SUPSA (a subsidiary of GMD) owns 70% and local shareholders own 30% of the shares of the concessionaire.

o The capital contributed by the shareholders amounts to Ps8.3 (US$0.8) million.

o It is being considered a loan for Ps11.0 (US$1.0) million to fund the acquisition of 14 garbage collection trucks among other equipment.

o It is being estimated the collection of 9,885 tons of garbage per month, which would generate monthly revenues of Ps3.1 (US$0.3) million.

o    The garbage sorting out plant is operated by the concessionaire.

o The concessionaire is in charge of commercializing the byproducts from the garbage sorting out plant.

Industria Metalica Integrada, S.A. de C.V. (IMET)
-------------------------------------------------

A subsidiary of GMD dedicated to the manufacture and installation of metallic structures.

The real estate where the plant is located was used to pay the debt with Banco Invex, S.A., as a result of which it has temporarily suspended its activities. To date, IMET does not have any pending work and management is evaluating the possibility of moving the plant or closing it completely. The costs associated with either of these alternatives have been duly provided for as of September 30, 2003.

Principal Projects Result

Below is a table containing the operating results of GMD's main projects and for those projects that are not consolidated:

                          Grupo Mexicano de Desarrollo
                                    Projects
                           Thousands of Mexican Pesos

                                                    Equity Method
                                           ---------------------------------------
    September 2003        GMD        %       Petacalco    %       Ecosys      %       Total      %
Sales                   583,160    100.0      215,687   100.0      90,157   100.0    889,004  100.0
Cost of Sales           308,562     53.0      178,776    83.0      63,791    71.0    551,129   62.0
General Expenses        233,623     40.0       12,382     6.0         681     1.0    246,686   28.0
Results from
Operations               40,975      7.0       24,529    11.0      25,685    28.0     91,189   10.0

2003 THIRD QUARTER REPORT
GRUPO MEXICANO DE DESARROLLO, S.A.
AND SUBSIDIARIES

FINANCIAL HIGHLIGHTS
AS OF SEPTEMBER 30, 2003 AND 2002
(Stated in thousands of Pesos) (Unaudited)

                                                   NINE MONTHS ENDED SEPTEMBER 30               YEAR ENDED DECEMBER 31
                                                2003            2003            2002             2002              2002
---------------------------------------------------------------------------------------------------------------------------
                                              (In thousands of Pesos and U.S. Dollars, except per share amounts) (1) (2)
 INCOME STATEMENT INFORMATION:
 MEXICAN GAAP:
 Revenues                                 PS     583,160  US$     54,172  PS     502,031  Ps       668,122  US$      62,064
 Operating income                                 40,975           3,806          69,904            70,914            6,587
 Income (loss) before special items               27,436           2,549         (31,295)          354,267           32,909
 Special items                                    -                -               -               -                 -
 Net income (loss)                                27,436           2,549         (31,295)          354,267           32,909
 Income (loss) per share before
     special items (3)                              0.61            0.06           (0.69)             7.83             0.73
 Net income (loss) per share (3)                    0.61            0.06           (0.69)             7.83             0.73

 U.S. GAAP:
 Revenues                                 PS     583,160  US$     54,172  PS     502,031  Ps       668,122  US$      62,064
 Income before special items                           0               0               0                 0                0
 Special items                                         0               0               0                 0                0
 Net income                                            0               0               0                 0                0
 Income per share before
 special items (3)                                  0.00            0.00            0.00              0.00             0.00
 Net income per share (3)                           0.00            0.00            0.00              0.00             0.00

 BALANCE SHEET INFORMATION:
 MEXICAN GAAP:
 Total short-term debt (4)                PS     600,504  US$     55,783  PS     673,418  Ps       270,388  US$      25,117
 Total long-term debt                            122,305          11,361         116,422           513,241           47,677
 Total stockholders'  equity                   1,501,233         139,455       1,328,614         1,493,796          138,764

 U.S. GAAP:
 Total short-term debt (4)                PS     600,504  US$     55,783  PS     673,418  Ps       270,388  US$      25,117
 Total long-term debt                            122,305          11,361         116,422           513,241           47,677
 Total stockholders'  equity                   1,058,971          98,372         927,701         1,069,392           99,340

 OTHER CONSOLIDATED DATA:
 MEXICAN GAAP:
 Working capital (5)                      PS    (289,509) US$    (26,894) PS    (396,971)  Ps       33,883  US$       3,148
 Capital expenditures                           (102,564)         (9,528)       (150,642)         (158,592)         (14,732)
 Interest expense                                 87,889           8,164         129,724           169,534           15,749
 Foreign exchange (income) loss                   24,220           2,250          54,673            71,317            6,625


(1) Expressed in terms of purchasing power of Mexican Pesos as of September 30, 2003

(2) Pesos were translated at Ps 10.765 per US dollar, the exchange rate quoted by Banco de Mexico on September 30, 2003

(3)  Based on the following numbers of weighed average shares outstanding:
     45,251,640 for the third quarter ended 2003 and 2002 and the 2002 year ended.

(4) Total short-term debt includes short-term debt, short-term equipment notes payable.

(5)  Excluding short-term debt and current portion of long-term debt.

CONSOLIDATED BALANCE SHEET
AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of Pesos) (1) (Unaudited)

                                                                           September 30, 2003    December 31, 2002
--------------------------------------------------------------------------------------------------------------------
   ASSETS

   Current assets:

        Current and cash equivalents                                         PS          79,747   Ps         42,047

        Notes and accounts receivable net                                               363,313             500,574

        Accounts receivable from associated companies                                    89,606             112,767

        Inventories                                                                      19,392              19,951

        Prepaid expenses and other                                                       17,324              11,478

                                                                                 ---------------     ---------------
                                         TOTAL CURRENT ASSETS                           569,382             686,817




        Investments in other concessions                                              1,149,724           1,122,102

        Investments in associated companies and others                                1,114,456             821,031

        Property, plant and equipment,

        less accumulated depreciation (244,017 in 2003 and 266,493 in 2002)             470,411             527,872

        Other assets                                                                      4,349               3,152

                                                                                 ---------------     ---------------

                                           TOTAL ASSETS                      PS       3,308,322   Ps      3,160,974
                                                                                 ---------------     ---------------

(1) Expressed in terms of the purchasing power of Mexican Pesos as of September 30, 2003

                                                                              SEPTEMBER 30, 2003           December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Guaranteed notes (Eurobonds) and interest                                PS            6,979         Ps          38,803

     Short-term debt and interest                                                         567,584                    205,577

     Short-term equipment notes payable and interests                                      25,941                     26,008

     Advances from customers                                                               15,076                     23,042

     Accounts payable to associated companies                                               1,608                      1,731

     Accounts payable to suppliers                                                         57,348                     64,025

     Accounts payable and accrued liabilities                                             784,161                    563,445

     Income taxes and employees' profit sharing                                               698                        691
                                                                                    --------------             --------------
                                      TOTAL CURRENT LIABILITIES                         1,459,395                    923,322
LONG-TERM DEBT                                                                             15,725                    405,514
LONG-TERM NOTES PAYABLE                                                                       268                        652
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES                                                  106,312                    107,075
DEFERRED TAXES                                                                            225,389                    230,615
                                                                                    --------------             --------------
                                      TOTAL LIABILITIES                                 1,807,089                  1,667,178
                                                                                    --------------             --------------

Stockholders' equity:
     Capital stock:
          Historical                                                                    1,230,217                  1,230,217
          Restatement                                                                   4,142,179                  4,142,179
                                                                                    --------------             --------------
                                                                                        5,372,396                  5,372,396

     Contribution for future Capital increases                                            100,057                    100,057

     Reacquisition shares reserve                                                         172,615                    172,615

     Cumulative translation adjustment                                                    (54,804)                   (54,804)

     Negative goodwill and other                                                           40,055                     40,055

     Deferred taxes                                                                      (243,544)                  (243,544)

     Accumulated losses                                                                (3,857,685)                (3,784,249)

     Loss on holding non-monetary assets                                                 (470,119)                  (533,134)

     Minority interest                                                                    442,262                    424,404

                                                                                    --------------             --------------
                        Total stockholders' equity                                      1,501,233                  1,493,796
                                                                                    --------------             --------------
                        Total liabilities and stockholders' equity            PS        3,308,322         Ps       3,160,974
                                                                                    --------------             --------------

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2003 AND 2002
AND SECOND QUARTER ENDED JUNE 30, 2003
(Stated in thousands of Pesos) (1) (Unaudited)

                                                                                         Nine Months
                                                                                     2003                    2002
--------------------------------------------------------------------------------------------------------------------------
                                                                                PS           %            Ps          %
                                                                          ------------    ------     ----------    -------
   Revenues from construction                                                  259,362       100        186,457        100
   Revenues from water services                                                323,798       100        280,905        100
                                                                          ------------    ------     ----------    -------
         TOTAL REVENUES                                                        583,160       100        467,362        100

   Cost of construction                                                        175,620        68         77,579         42
   Cost of water services                                                      132,942        41        126,162         45
                                                                          ------------    ------     ----------    -------
         TOTAL COST                                                            308,562        53        203,741         44

        GROSS PROFIT                                                           274,598        47        263,621         56

   Selling and administrative expenses                                         233,623        40        193,717         41
                                                                          ------------    ------     ----------    -------

         OPERATING INCOME                                                       40,975         7         69,904         15

   Other income, net                                                           (47,316)       (8)       (27,286)        (6)

         INCOME BEFORE INTEGRAL COST OF FINANCING                               88,291        15         97,190         21
   Integral cost of financing:
        Interest income                                                        (35,984)       (6)       (37,447)        (8)
        Interest expense                                                        87,889        15        129,724         28
        Foreign exchange loss, net                                              24,220         4         54,673         12
        Gain on monetary position, net                                             (57)     --             (124)      --
                                                                          ------------    ------     ----------    -------
                             TOTAL                                              76,068        13        146,826         32
        INCOME (LOSS) BEFORE PROVISION FOR INCOME AND ASSET
        TAXES, EMPLOYEE PROFIT SHARING AND EQUITY IN
        ASSOCIATED COMPANIES                                                    12,223         2        (49,636)       (11)

   Provision for income and asset taxes and employee profit sharing, net           705      --             --         --
                                                                          ------------    ------     ----------    -------

        INCOME (LOSS) BEFORE EQUITY IN ASSOCIATED COMPANIES                     11,518         2        (49,636)       (11)

   Equity in income of associated companies                                     15,918         3         18,341          4
                                                                          ------------    ------     ----------    -------
        NET INCOME (LOSS) FOR THE PERIOD                                        27,436         5        (31,295)        (7)
                                                                          ------------    ------     ----------    -------

   NET INCOME (LOSS) PER SHARE                                                    0.61                    (0.69)
   WEIGHTED AVERAGE SHARES OUTSTANDING                                      45,251,640               45,251,640


(1) Expressed in terms of the purchasing power of Mexican Pesos as of September 30, 2003

                                                                        Third Quarter                   Second Quarter
                                                                 2003                   2002                 2003
------------------------------------------------------------------------------------------------------------------------------
                                                                  PS        %            Ps         %           Ps          %
                                                           -------------------     -------------------     -------------------
Revenues from construction                                      72,466     100        140,789      100       113,432       100
Revenues from water services                                   112,796     100        104,085      100       115,612       100
                                                           -------------------     -------------------     -------------------
      TOTAL REVENUES                                           185,262     100        244,874      100       229,044       100

Cost of construction                                            58,878      81         45,581       32        68,329        60
Cost of water services                                          45,143      40         47,041       45        45,474        39
                                                           -------------------     -------------------     -------------------
      TOTAL COST                                               104,021      56         92,622       38       113,803        50

     GROSS PROFIT                                               81,241      44        152,252       62       115,241        50

Selling and administrative expenses                             61,437      33        131,694       54       115,895        50
                                                           -------------------     -------------------     -------------------

      OPERATING INCOME (LOSS)                                   19,804      11         20,558        8          (654)     --

Other expenses (income), net                                   (20,222)    (11)         2,112     --         (25,881)      (11)

      INCOME BEFORE INTEGRAL COST OF FINANCING                  40,026      22         18,446        8        25,227        11
Integral cost of financing:
     Interest income                                           (16,918)     (9)       (17,606)      (7)      (18,116)       (8)
     Interest expense                                           53,476      29         52,808       22         4,952         2
     Foreign exchange loss (gain), net                          19,244      11         15,263        6       (19,578)       (8)
     Gain on monetary position, net                                (27)   --              (50)    --             (13)     --
                                                           -------------------     -------------------     -------------------
                          TOTAL                                 55,775      31         50,415       21       (32,755)      (14)
     INCOME (LOSS) BEFORE PROVISION FOR INCOME AND
ASSET TAXES, EMPLOYEE PROFIT SHARING AND EQUITY IN
ASSOCIATED COMPANIES                                           (15,749)     (9)       (31,969)     (13)       57,982        25

Provision for income and asset taxes and employee
profit sharing, net                                                 91    --             --       --             614      --
                                                           -------------------     -------------------     -------------------

     INCOME (LOSS) BEFORE EQUITY IN ASSOCIATED COMPANIES       (15,840)     (9)       (31,969)     (13)       57,368        25

Equity in income of associated companies                        (6,801)     (3)         2,771        1        18,121         8
                                                           -------------------     -------------------     -------------------
     NET INCOME (LOSS) FOR THE PERIOD                          (22,641)    (12)       (29,198)     (12)       75,489        33
                                                           -------------------     -------------------     -------------------

NET INCOME (LOSS) PER SHARE                                      (0.50)                 (0.65)                  1.67
WEIGHTED AVERAGE SHARES OUTSTANDING                         45,251,640             45,251,640             45,251,640

CONSOLIDATED STATEMENT OF
CHANGES IN FINANCIAL POSITION
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
(Stated in thousand of Pesos) (1)
(Unaudited)

                                                                                             Nine Months
                                                                                          2003             2002
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
     Net Income (loss) for the period                                             PS         27,436 Ps      (31,295)
     Add (less) - items charged to income that did not require (generate) cash
          Depreciation                                                                       62,586          68,287

          Equity in loss of associated companies                                            (15,918)        (18,341)
                                                                                  ----------------------------------
                    NET RESOURCES GENERATED FROM LOSS                                        74,104          18,651

CHANGES IN WORKING CAPITAL:
          Notes and accounts receivable                                                     137,261         (23,207)
          Inventories                                                                           559           6,954
          Accounts receivable from associated companies                                      23,160           3,052
          Others                                                                             (5,846)         (7,106)
                                                                                  ----------------------------------
                                                                                            155,134        (20,307)
          Accounts payable to associated companies, suppliers and accrued liabilities,
          Advances from customers and others                                                195,411          63,383
                                                                                  ----------------------------------

                    Net resources obtained from working capital, except treasury            350,545          43,076
                                                                                  ----------------------------------
                    NET RESOURCES GENERATED FROM OPERATING ACTIVITIES                       424,649          61,727
                                                                                  ----------------------------------

FINANCING ACTIVITIES:
          Short-term debt                                                                   330,183          47,066
          Short-term equipment notes payable                                                    (66)         (1,172)
          Long-term debt                                                                   (389,789)           (530)
          Long-term equipment notes payable                                                    (384)         -
          Others                                                                               (763)         -
                                                                                  ----------------------------------
                    NET RESOURCES GENERATED FROM (USED IN) FINANCING ACTIVITIES             (60,819)         45,364

INVESTMENT ACTIVITIES:
          Contributions others concessions                                                  (68,367)        (18,379)
          Investments in associated companies and others                                   (295,100)         80,687
          Capital expenditures                                                             (102,564)       (150,642)
          Net book value of retirements                                                     141,416          11,745
          Other assets                                                                       (1,515)          (565)
                                                                                  ----------------------------------
                     NET RESOURCES USED IN INVESTING ACTIVITIES                            (326,130)        (77,154)

                                                                                  ----------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                                        37,700          29,937
                                                                                  ----------------------------------
          CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                   42,047          15,522
                                                                                  ----------------------------------
          CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                          PS         79,747 Ps       45,459
                                                                                  ----------------------------------

(1) Expressed in terms of the purchasing power of Mexican Pesos as of September 30, 2003

RECONCILIATION OF MEXICAN GAAP TO U.S. GAAP
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2002
AND THE THIRD AND SECOND QUARTER 2003.
(Stated in thousands of Pesos) (1)
(Unaudited)

                                                                     NINE MONTHS              THIRD QUARTER  SECOND QUARTER
                                                                2003              2002            2003            2003
-----------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE SPECIAL ITEMS                        PS         27,436 PS      (31,295) PS     (22,641) PS       75,489

     Special item                                                   -                -               -               -

                                                          -------------------------------------------------------------------
NET INCOME (LOSS) UNDER MEXICAN GAAP                                 27,436         (31,295)        (22,641)          75,489



APPROXIMATE U.S. GAAP ADJUSTMENTS:

     Effect of negative goodwill on Europlaza                       -                -               -               -





    Others                                                          -                -               -               -
                                                          -------------------------------------------------------------------
APPROXIMATE NET INCOME (LOSS) UNDER U.S. GAAP             PS        -       PS       -       PS      -       PS      -
                                                          -------------------------------------------------------------------

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                       45,251,640      45,251,640      45,251,640       45,251,640
APPROXIMATE INCOME (LOSS) PER SHARE UNDER
  U.S. GAAP BEFORE SPECIAL ITEMS (2)                      PS           0.00 PS         0.00  PS        0.00  PS         0.00
APPROXIMATE NET INCOME (LOSS) PER SHARE
  UNDER U.S. GAAP (2)                                     PS           0.00 PS         0.00  PS        0.00  PS         0.00
APPROXIMATE INCOME (LOSS) PER SHARE UNDER
  MEXICAN GAAP BEFORE SPECIAL ITEMS (2)                   PS           0.61 PS        (0.69) PS       (0.50) PS         1.67
APPROXIMATE NET INCOME (LOSS) PER SHARE
  UNDER MEXICAN GAAP (2)                                  PS           0.61 PS        (0.69) PS       (0.50) PS         1.67


(1) Expressed in terms of the purchasing power of Mexican Pesos as of September 30, 2003

(2)  Calculated on number of weighted average shares outstanding.

FOREIGN CURRENCY LIABILITIES
AS OF SEPTEMBER 30, 2003 AND DECEMBER 31, 2002
(In millions of U.S. Dollars)
(Unaudited)

                                                                               SEPTEMBER            December
                                                                                  2003                2002
---------------------------------------------------------------------------------------------------------------
LIABILITIES:


     Current:



          Eurobonds (principal due in year 2001)                            US$      0.6      US$          3.6




          Banks                                                                     44.1                   1.3




          Others                                                                     3.4                  15.8
                                                                            -------------           -----------
                                                                                    48.1                  20.7




Long-term                                                                           10.3                  38.1

                                                                                 --------           -----------



NET FOREIGN CURRENCY DENOMINATED LIABILITIES                                US$     58.4      US$         58.8
                                                                                 --------           -----------

ADJUSTED BACKLOG
AT SEPTEMBER 30, 2003 AND 2002
(Stated in thousand of Pesos and U.S. Dollars) (1) (*)
(Unaudited)

                                                                        SEPTEMBER                        September
                                                                          2003                             2002
----------------------------------------------------------------------------------------------------------------------
Distribution by sectors
Including only GMD's share of the projects


Mexican toll roads                                       PS      4,084,469      US$      379,421      US$     379,421
Joint ventures                                                      76,581                 7,114                7,845
Private works                                                       34,837                 3,236                3,236
Mass Transportation System                                       1,962,586               182,312              182,312
Water system service contract                                    2,690,849               249,963              241,726
                                                         ------------------     -----------------     ----------------
                        TOTAL                            PS      8,849,322      US$      822,046      US$     814,540
                                                         ------------------     -----------------     ----------------

ADJUSTED BACKLOG:

The adjusted backlog considers in addition to the projects included in the official backlog the following:

o Project which we participate through join ventures and we recognize the result through the equity method, this project is: The ash recovery and transportation System in the Petacalco Power Plant.

o Projects that been assigned to the company but the contracts have not been definitively documented. This project is: The Cibeles underground parking lot.

o These expected income over the next six years for the water utility company in Cancun, State of Quintana Roo (the concession was granted for 30 years, 20 years and 3 months remaining).


     (1) Expressed in terms of the purchasing power of Mexican Pesos as of September 30, 2003, and were translated at the rate of Ps 10.765 per US dollar, the exchange rate quoted by Banco de Mexico on September 30, 2003.

     (*) The execution of an important part of the adjusted backlog will depend on the availability of project financing in the Mexican and International markets.